Filed by Plains Exploration & Production Company Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following press release was made by Plains Exploration & Production Company on March 10, 2004:

PXP	Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002

NEWS RELEASE

Contact:	Winston M. Talbert

Vice President—Finance & Investor Relations

(832) 239-6094 or (800) 934-6083

FOR IMMEDIATE RELEASE

PLAINS EXPLORATION REPORTS SIGNIFICANT INCREASE

IN EARNINGS AND RESERVES

INITIAL INGLEWOOD DEEP WELL FLOWS 800 BOE/DAY

Houston, Texas—March 10, 2004—Plains Exploration & Production Company (NYSE: PXP) (“PXP” or the “Company”) today reported fourth quarter 2003 net income of $12.0 million, or $0.30 per share compared to net income of $4.7 million, or $0.20 per share for the fourth quarter of 2002. Net income in the fourth quarter of 2003 includes pre-tax expenses of $2.2 million for merger related costs and approximately $10.7 million attributable to outstanding stock appreciation rights (“SARS”). In aggregate, these charges reduced after tax net income by $8.3 million ($0.21 per diluted share). Accounting for SARS requires that we record an expense or credit to the income statement depending on whether, during the period, our stock price either rose or fell, respectively. Accordingly, since our stock price at December 31, 2003 was $15.39 as compared to $12.47 on September 30, 2003 the Company recorded a non-cash expense.

Earnings for the second and third quarters of 2003 have been adjusted upward by $1.7 million and $4.2 million, respectively, to reflect the impact of purchase accounting on the hedge positions assumed with the merger of 3TEC Energy. Oil and gas properties and goodwill were also adjusted. These adjustments will require that we file amended Form 10Q’s for the second and third quarters of 2003.

For the full year, the Company reported net income of $59.4 million, or $1.78 per share compared to net income of $26.2 million, or $1.08 per share for 2002. Net income in 2003 includes pre-tax expenses of $5.3 million for merger related costs and approximately $18.0 million attributable to the SARS. In aggregate, these charges reduced net income by $13.6 million ($0.41 per diluted share). Our stock price at December 31, 2003 was $15.39 as compared to $9.75 on December 31, 2002. The results for the year also include a $12.3 million after-tax credit ($0.37 per diluted share) associated with the adoption of FAS 133.

Oil and gas production volumes increased 44% to 39.0 thousand barrels of oil equivalent (MBOE) per day in the fourth quarter of 2003, compared to 27.0 MBOE/day in the 2002 period. Natural gas production increased to 80.1 MMcf/day for the quarter as compared to 8.9 MMcf/day in 2002. For the year, daily production averaged 33.7 MBOE as compared to 25.6 MBOE for 2002.

The Company’s average wellhead price, which is net of location and quality differentials and the impact of hedges, was $25.88 per BOE for the fourth quarter of 2003 as compared to $20.77 per BOE for the same period a year ago. For 2003, the Company’s average wellhead price was $24.65 per BOE as compared to $20.16 per BOE in 2002.

Oil and gas capital expenditures for the fourth quarter of 2003 were $35.4 million as compared to $10.9 million in the same period in 2002. Overall for 2003 capital expenditures were $130.4 million as compared to $64.5 million in 2002. These costs exclude the acquisition costs of 3TEC.

Operational Update

Inglewood Deep: PXP’s initial 3-D seismic based test of deeper Miocene aged turbidite sands below the main water-flood interval of the Inglewood Field in the Los Angeles Basin was successfully completed in February with an average flow test over its first ten days of production of 300 BOPD and 3,000 MCFD. Oil gravity is 43 degree API. PXP owns a 100% working interest and approximate 83% revenue interest. Drilling operations are presently underway on PXP’s second Inglewood Deep test well which will evaluate a different geological concept in another portion of the Inglewood Field. During 2004, PXP will drill several concepts and structures indicated on its recently acquired 3-D seismic data while planning offset development wells to successful deep tests.

Point Arguello: 100% of PXP’s Point Arguello partners have elected to participate in the extended reach drilling of the eastern half of the P-0451 lease (“Rocky Point structure”). PXP’s working interest will be 52.6% with a 43.8% revenue interest. Conversion and upgrade of the necessary drilling rig is well underway with an expected start of drilling operations by May.

Breton Sound: In PXP’s Breton Sound Extension (BSE) joint venture activity area, the initial test well spud in November 2003 and thus far PXP has five discoveries with one dry hole. Four of the discoveries have been completed and are flowing to sales. Present sales rate is approximately 14,200 MCFD gross, 6,000 MCFD net to PXP of dry gas. The fifth discovery well is being completed with initial flow to sales expected later this month. PXP is currently drilling its seventh BSE exploitation well. Drilling and completion operations should continue in BSE through most of 2004. PXP’s working interest is 56.25% and its revenue interest is generally about 42%. In PXP’s BSE-West activity area, acquisition of approximately 178 square miles of 3-D seismic data has been completed. PXP will participate in BSE-W drilling with an approximate 37.5% working interest. Initial drilling is likely to begin in the second half of 2004.

In PXP’s original Breton Sound Area (BSA), PXP’s previously reported discovery at the Perseus Prospect was connected to sales in November 2003 at a rate of 8,400 MCFD and 570 BCPD (approx. 775 net BOEPD) and the previously announced discovery at the Aquarius Prospect started sales in December 2003 at 10,700 MCFD and 700 BCPD (approx. 975 net BOEPD). PXP’s Draco prospect was spud in October 2003 and resulted in a discovery which was completed and connected to sales in February 2004 at a rate of 7,200 MCFD with negligible condensate (approx. 470 net BOEPD). PXP’s Hercules and Ursa Major prospects were spud in late 2003 and both reached and logged target horizons but have been plugged as dry holes. PXP’s success rate at BSA since program inception in late 2001 has been 12 discoveries in 15 attempts.

As a further expansion on PXP’s success in the greater Breton Sound area, PXP has acquired an additional approximately 80 square miles of 3-D seismic data in an area PXP refers to as Breton Sound Extension-East (BSE-E). PXP has secured five prospects in the area subject to additional geophysical validation work. PXP will operate in this area with a 75% working interest. Initial drilling in BSE-E is most likely to begin in 2005.

Proved Reserve Volumes, Values for 2003

The Company’s total proved oil and gas reserve volumes increased 11% to 280.9 million barrels of oil equivalent at December 31, 2003. Reserve additions in 2003 were 55 MMBOE with 47 MMBOE of that amount related to the 3TEC acquisition. Reserve additions, net of revisions, were 43.8 million barrels equivalent.

Below is a summary of the year end reserves:

MMBOE
Year End 2002 Reserves	253.0
Production	(12.3)
Extensions/Discoveries	8.0
Acquisitions	47.0
Revisions	(11.2)
Property Sales	(3.6)
Year End 2003 Reserves	280.9

Total Costs Incurred ($ Millions)	$481.4

In 2003, the majority of non-acquisition related capital expenditures were spent on converting the Company’s proved undeveloped barrels to the producing category or on investments for 3-D seismic data and leasehold rights in support of PXP’s exploitation program. The reserve revisions include the termination of a gas injection project and less than anticipated waterflood performance at LA Basin satellite fields, plus lower performance at the Montebello field waterflood, all in the Western Business Unit. PXP’s third party engineers, Ryder Scott Company and Netherland, Sewell, and Associates, Inc. annually review 100% of PXP’s properties including those acquired from the former 3TEC for their preparation of PXP’s proved reserve report.

At year-end 2003, the pre-tax net present value of proved reserves (discounted at 10%) was $1.97 billion. This compares with the Company’s reported 253.0 million barrels of oil equivalent with a pre-tax net present value (discounted at 10%) of $1.515 billion at December 31, 2002.

The Company will host a conference call to discuss the results and forward-looking items at 10:00 a.m. Central on Wednesday, March 10, 2004. Investors wishing to participate may dial 1-888-238-1551 or int’l: 973-582-2773. The replay will be available for 2 weeks at 1-877-519-4471 or int’l: 973-341-3080, Replay ID: 457744.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, and offshore California in the Point Arguello unit, East Texas and the Gulf Coast region of the United States. PXP is headquartered in Houston, Texas.

ADDITIONAL INFORMATION & FORWARD LOOKING STATEMENT

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ combination and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger with Nuevo Energy Company (“Nuevo”),

•	effective integration of the two companies,

•	reliability of reserve and production estimates,

•	production expense,

•	future financial performance, and

•	other matters discussed in PXP’s and Nuevo’s filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, variability in the price received for oil and gas production, lack of availability of oil field goods and services, environmental risks, drilling and production risks, risks related to offshore operations, particularly in California, and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

PXP and Nuevo will file a joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding PXP, Nuevo and the acquisitions. A definitive joint proxy statement/prospectus will be sent to security holders of PXP and Nuevo seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and Nuevo with the SEC at the SEC’s web site at www.sec.gov.

The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, TX 77002, Attention: Joanna Pankey; telephone: (832) 239-6000; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to: Nuevo Energy Company, 1021 Main Street, Suite 2100, Houston, Texas 77002 Attention: Barbara Forbes; telephone: (713) 374-4870; e-mail: forbesb@nuevoenergy.com.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

Plains Exploration & Production Company

Consolidated Statements of Income

(amounts in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2003	2002	2003(1)	2002
Revenues
Oil sales	$50,513	$48,475	$198,148	$178,038
Gas sales	42,378	3,169	105,054	10,299
Other operating revenues	221	199	888	226

	93,112	51,843	304,090	188,563

Costs and Expenses
Production expenses	25,134	20,812	92,084	74,167
Production and ad valorem taxes	3,376	813	10,125	4,284
Gathering and transportation expenses	1,314	—	2,610	—
General and administrative
G&A excluding items below	5,610	3,394	19,884	10,756
Stock appreciation rights	10,693	3,653	18,010	3,653
Merger and spin-off related costs	2,160	777	5,264	777
Depletion, depreciation, amortization and accretion	17,157	9,097	52,484	30,359

	65,444	38,546	200,461	123,996

Income from Operations	27,668	13,297	103,629	64,567
Other Income (Expense)
Expenses of terminated public equity offering	—	(695)	—	(2,395)
Interest expense	(6,648)	(4,950)	(23,778)	(19,377)
Gain (loss) on derivatives	(2,360)	—	847	—
Interest and other income (expense)	(2)	60	(159)	174

Income Before Income Taxes and Cumulative Effect of Accounting Change	18,658	7,712	80,539	42,969
Income tax expense
Current	1,476	(693)	(1,224)	(6,353)
Deferred	(8,094)	(2,282)	(32,228)	(10,379)

Income Before Cumulative Effect of Accounting Change	12,040	4,737	47,087	26,237
Cumulative effect of accounting change, net of tax	—	—	12,324	—

Net Income	$12,040	$4,737	$59,411	$26,237

Earnings per Share
Basic and Diluted
Income before cumulative effect of accounting change	$0.30	$0.20	$1.41	$1.08
Cumulative effect of accounting change	—	—	0.37	—

Net income	$0.30	$0.20	$1.78	$1.08

Weighted Average Shares Outstanding
Basic	40,124	24,174	33,321	24,193
Diluted	40,396	24,203	33,469	24,201

(1)	Reflects the acquisition of 3TEC Energy Corporation effective June 1, 2003.

Plains Exploration & Production Company

Operating Data

	Three Months Ended December 31,		Year Ended December 31,
	2003	2002	2003(1)	2002
Total Period Production
Oil and Liquids (MBbls)	2,362	2,350	9,267	8,783
Gas (MMcf)	7,367	822	18,195	3,362
MBOE	3,590	2,487	12,300	9,343

Average Daily Production
Oil and Liquids (Bbls)	25,674	25,544	25,389	24,062
Gas (Mcf)	80,076	8,938	49,849	9,211
BOE	39,022	27,034	33,699	25,597

Unit Economics (in dollars)
Average Oil & Liquids Sales Price ($/Bbl)
Average NYMEX	$30.99	$28.23	$30.99	$26.15
Hedging revenue (expense)	(5.71)	(3.19)	(5.54)	(1.77)
Differential	(3.89)	(4.41)	(4.07)	(4.11)

Net realized price	$21.39	$20.63	$21.38	$20.27

Average Gas Sales Price ($/Mcf)
Average NYMEX	$4.67	$4.21	$5.24	$3.34
Hedging revenue (expense)	1.13	—	0.76	—
Differential	(0.05)	(0.35)	(0.23)	(0.28)

Net realized price	$5.75	$3.86	$5.77	$3.06

Average realized price per BOE	$25.88	$20.77	$24.65	$20.16
Production expenses per BOE	(7.00)	(8.37)	(7.49)	(7.94)
Production and ad valorem taxes per BOE	(0.94)	(0.33)	(0.82)	(0.46)
Gathering and transportation per BOE	(0.37)	—	(0.21)	—

Gross margin per BOE	17.57	12.07	16.13	11.76
G&A per BOE
G&A excluding items below	(1.56)	(1.36)	(1.62)	(1.15)
Stock appreciation rights	(2.98)	(1.47)	(1.46)	(0.39)
Merger and spin-off related costs	(0.60)	(0.31)	(0.43)	(0.09)

Gross profit per BOE	$12.43	$8.93	$12.62	$10.13

(1)	Reflects the acquisition of 3TEC Energy Corporation effective June 1, 2003.

Plains Exploration & Production Company

Consolidated Balance Sheets

(thousands of dollars)

	December 31,
	2003	2002
ASSETS
Current Assets
Cash and cash equivalents	$1,377	$1,028
Accounts receivable	50,611	28,868
Commodity hedging contracts	—	2,594
Inventories	5,318	5,198
Other current assets	3,019	1,051

	60,325	38,739

Properties and Equipment
Oil and natural gas properties—full cost method	1,137,960	659,499
Other property and equipment	4,939	2,207

	1,142,899	661,706
Less—accumulated depletion, depreciation and amortization	(186,004)	(168,494)

	956,895	493,212

Goodwill	147,251	—

Other Assets	19,641	18,929

	$1,184,112	$550,880

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$63,701	$36,632
Commodity hedging contracts	55,123	24,572
Royalties payable	19,080	11,873
Stock appreciation rights	16,049	3,380
Interest payable	622	9,207
Current maturities of long-term debt	511	511

	155,086	86,175

Long-Term Debt	487,906	233,166

Asset Retirement Obligation	33,235	—

Other Long-Term Liabilities	32,194	6,303

Deferred Income Taxes	121,435	51,416

Stockholders’ Equity
Common stock	403	244
Additional paid-in capital	322,856	174,279
Retained earnings	71,566	12,155
Accumulated other comprehensive income	(40,439)	(12,858)
Treasury stock	(130)	—

	354,256	173,820

	$1,184,112	$550,880

Plains Exploration & Production Company

Consolidated Statements of Cash Flows

(thousands of dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,040	$4,737	$59,411	$26,237
Items not affecting cash flows from operating activities
Depreciation, depletion, amortization and accretion	17,157	9,097	52,484	30,359
Deferred income taxes	8,094	2,282	32,228	10,379
Cumulative effect of adoption of accounting change	—	—	(12,324)	—
Gain (loss) on derivatives	2,360	—	(847)	—
Noncash compensation	11,511	—	20,897	—
Other noncash items	(229)	85	123	457
Change in working capital from operating activities	(20,602)	4,272	(33,694)	11,394

Net cash provided by operating activities	30,331	20,473	118,278	78,826

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of 3TEC Energy, net of cash acquired	(349)	—	(267,546)	—
Acquisition, exploration, development and other costs	(27,801)	(11,098)	(124,584)	(64,687)
Proceeds from property sales	14,903	584	23,420	529

Net cash used in investing activities	(13,247)	(10,514)	(368,710)	(64,158)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in long-term debt	(15,200)	(54,900)	254,750	232,041
Debt issuance costs	(206)	(467)	(4,349)	(5,936)
Receipts from (payments to) Plains Resources Inc.	—	(1,173)	510	20,363
Contribution from Plains Resources Inc.	—	47,200		52,200
Distribution to Plains Resources Inc.	—	—	—	(311,964)
Other	(305)	(357)	(130)	(357)

Net cash provided by (used in) financing activities	(15,711)	(9,697)	250,781	(13,653)

Net increase (decrease) in cash and cash equivalents	1,373	262	349	1,015
Cash and cash equivalents, beginning of period	4	766	1,028	13

Cash and cash equivalents, end of period	$1,377	$1,028	$1,377	$1,028

PLAINS EXPLORATION & PRODUCTION COMPANY

Selected Reserve Data

	2003	2002	2001
Future Net Revenue from Proved Reserves (millions)	$4,619.3	$3,859.7	$1,642.7
Pre-tax Present Value of Proved Reserves (millions)
Proved Developed	$1,391.0	$916.3	$454.1
Proved Undeveloped	578.3	598.7	189.1

Total Proved	$1,969.3	$1,515.0	$643.2

NYMEX WTI Spot Price—$/Bbl	$32.52	$31.20	$19.84
Henry Hub Spot Price—$/MMBTU	$5.97	$4.79	$2.58

Proved Reserves
Oil & Liquids—MMBbls	227.7	240.2	223.3
Natural Gas—Bcf	319.2	77.2	96.2
Barrel of Oil Equivalent—MMBOE	280.9	253.0	239.3

Proved Reserve Profile
Proved Developed Value	71%	60%	71%
Proved Developed Volumes	58%	54%	54%

Reserve additions (MBOE)	43,826	24,387	28,140
Reserve life (years)	19.6	27.1	27.3
Costs incurred (thousands)	$481,398	$64,497	$125,753

Reserve Replacement Ratio	356%	261%	321%
Three-year Average	317%	267%	564%

Reserve Addition Costs—$/BOE	$10.98	$2.64	$4.47
Three-year Average	$6.97	$3.71	$1.84